SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*



                            ESC MEDICAL SYSTEMS LTD
                                (Name of Issuer)

                  Ordinary Shares, NIS 0.10 par value per Share
                         (Title of Class of Securities)

                                    M40868107
                                 (CUSIP Number)

                             Edward Klimerman, Esq.
                      Rubin Baum Levin Constant & Friedman
                        30 Rockefeller Plaza, 29th Floor
                            New York, New York 10112
                                 (212)698-7700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 10, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|


                               Page 1 of 37 Pages

     This Amendment No. 6 (the "Amendment") amends and supplements the Schedule 13D filed on October 9, 1998, as previously amended and restated by Amendment No. 1 filed on March 12, 1999 and further amended by Amendment No. 2 filed on March 23, 1999, Amendment No. 3 filed on March 26, 1999, Amendment No. 4 filed on April 15, 1999 and Amendment No. 5 filed on April 20, 1999 (the "Schedule 13D"), on behalf of Mr. Arie Genger ("Genger"), TPR Investment Associates, Inc., a Delaware corporation ("TPR"), TPR's subsidiary, Trans-Resources, Inc., a Delaware corporation ("TRI"), TRI's indirect subsidiary, Haifa Chemicals Holdings Ltd., a company incorporated in the State of Israel ("HCH"; Genger and said corporations, all of which are directly or indirectly controlled by Genger, being collectively called the "TRI Entities"), and Mr. Thomas G. Hardy ("Hardy"; Hardy and the TRI Entities being collectively called the "Reporting Persons") with respect to the Ordinary Shares, par value NIS 0.10 per share (the "Shares"), of ESC Medical Systems Ltd., a company incorporated in the State of Israel (the "Company"). The Reporting Persons are filing this Amendment to update the information with respect to the Reporting Persons' purposes and intentions with respect to the Shares.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

     On April 23, 1999, the Company filed a complaint in the United States District Court for the Southern District of New York (the "Court"), naming Genger, Barnard J. Gottstein, Hardy, TPR, TRI, Haifa Chemicals Ltd., HCH, and Barnard J. Gottstein Revocable Trust as defendants (the "Defendants"). According to the complaint (a copy of which is attached hereto as Exhibit 15), the Company is seeking to enjoin violations of Section 13(d) of the Securities Exchange Act


                               Page 2 of 37 Pages
of 1934 ("Section 13(d)") and the rules and regulations of the Securities and Exchange Commission promulgated thereunder. In addition, the Company alleged a breach of fiduciary duty against Hardy in connection with the alleged violations of Section 13(d). The Company's claims are based upon Defendants' alleged failure to disclose accurately their intentions with respect to their holdings in the Company and failure to disclose promptly their alleged status as a group for purposes of Section 13(d). The Company is seeking (a) to enjoin Defendants from (i) soliciting any proxy, consent or authorization with respect to the Company's securities, or counting or tabulating any such proxy, consent or authorization they may receive, (ii) acquiring or attempting to acquire any additional shares of the Company's stock and (iii) voting in person or by proxy any of the Company's securities; (b) the Court to declare that the Company is entitled to refuse to recognize any votes for members of its Board of Directors cast by or on behalf of Defendants, or solicited by Defendants; and (c) the Court to require Defendants to promptly and publicly file fully curative disclosure.

     In response to the Company's failure to convene an extraordinary general meeting in accordance with Section 109(a) of the Israel Companies Ordinance, pursuant to Section 110(a) of the Israel Companies Ordinance, on May 10, 1999, Messrs. Genger and Gottstein commenced mailing of a Notice of an Extraordinary General Meeting of shareholders of the Company to be convened on June 2, 1999, along with solicitation materials to ADP and to the Company's shareholders of record on May 10, 1999. The purposes for the Extraordinary General Meeting are set forth in the Notice of Extraordinary General Meeting, which is attached hereto as Exhibit 16 and which is incorporated by reference herein.


                               Page 3 of 37 Pages

     Other than as described above and as previously described in the Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in clauses (a) through (j) of Item 4 of the form of Schedule 13D.

Item 7.           Materials to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

     Exhibit 15: Complaint

     Exhibit 16: Notice of Extraordinary General Meeting to be Convened on June 2, 1999

     Exhibit 17: Open Letter to the Shareholders of the Company, dated May 10, 1999, from Messrs. Genger and Gottstein

     Exhibit 18: Form of Revocable Proxy/Instrument of Appointment

     Exhibit 19: Proxy Information Statement

                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 10, 1999


                                                /s/ Arie Genger
                                                -------------------------------
                                                Arie Genger


                                                TPR INVESTMENT ASSOCIATES, INC.


                                                By: /s/ Arie Genger
                                                -------------------------------
                                                Arie Genger,
                                                President


                               Page 4 of 37 Pages

                                                TRANS-RESOURCES, INC.


                                                By:/s/ Arie Genger
                                                   ----------------------------
                                                        Arie Genger,
                                                        Chairman of the Board


                                                HAIFA CHEMICALS HOLDINGS LTD.(1)


                                                By:/s/ Arie Genger
                                                   ----------------------------
                                                        Arie Genger

                                                /s/ Thomas G. Hardy
                                                -------------------
                                                     Thomas G. Hardy



----------
(1)pursuant to power of attorney


                               Page 5 of 37 Pages

                                  EXHIBIT INDEX

Exhibit
Number    Title                                                        Page
-------   -----                                                        ----

15        Complaint                                                      7

16        Notice of Extraordinary General Meeting to be Convened        23
          on June 2, 1999

17        Open Letter to the Shareholders of the Company, dated         25
          May 10, 1999, from Messrs. Genger and Gottstein

18        Form of Revocable Proxy/Instrument of Appointment             29

19        Proxy Information Statement                                   31



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